Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: December 31, 2001
[X]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Krevlin Advisors, LLC	2. Issuer Name and Ticker or Trading Symbol Restoration Hardware, Inc. (RSTO)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___ Director                    ___ 10% Owner
___ Officer (give             _X_ Other (specify
                  title below)                     below)

Prior to November 6, 2001, the reporting person may have been deemed a member of a Section 13(d) group that owned more than 10% of issuer's outstanding common stock. Because of the issuance of additional common stock, such potential Section 13(d) group no longer owns more than 10% of issuer's outstanding common stock. This Form 4 is being filed to report the acquisition of common stock and to report that the reporting person is no longer subject to Section 16.

(Last) (First) (Middle) 650 Madison Avenue, 26th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2001
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	12/05/2001	P		15,000	A	6.53	243,000(1)	I	By Glenhill Capital Overseas Partners, Ltd.
Common Stock	12/06/2001	P		15,000	A	6.58	243,000(1)	I	By Glenhill Capital Overseas Partners, Ltd.
Common Stock	12/07/2001	P		15,000	A	6.53	243,000(1)	I	By Glenhill Capital Overseas Partners, Ltd.
Common Stock	12/11/2001	P		15,000	A	6.53	243,000(1)	I	By Glenhill Capital Overseas Partners, Ltd.
Common Stock	12/12/2001	P		5,000	A	6.63	243,000(1)	I	By Glenhill Capital Overseas Partners, Ltd.
Common Stock	12/12/2001	P		23,731	A	6.97	243,000(1)	I	By Glenhill Capital Overseas Partners, Ltd.
Common Stock	12/12/2001	P		6,269	A	6.97	243,000(1)	I	By Glenhill Capital, LP
Common Stock	12/13/2001	P		35,000	A	6.68	243,000(1)	I	By Glenhill Capital, LP
Common Stock	12/13/2001	P		1,500	A	6.69	243,000(1)	I	By Glenhill Capital, LP
Common Stock	12/14/2001	P		100	A	6.76	243,000(1)	I	By Glenhill Capital Overseas Partners, Ltd.
Common Stock	12/14/2001	P		6,400	A	6.76	243,000(1)	I	By Glenhill Capital, LP
Common Stock	12/14/2000	P		105,000	A	6.79	243,000(1)	I	By Glenhill Capital, LP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting person is a limited liability company that indirectly owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therin.
(2) Managing member of the reporting person.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Glenn J. Krevlin (2) **Signature of Reporting Person	01/10/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2